2011

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2011

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to _______

Commission file number 333-151440

United States Steel Corporation

Savings Fund Plan for Salaried Employees
(Full title of the Plan)

United States Steel Corporation
600 Grant Street
Pittsburgh, PA 15219-2800

(Name of issuer of securities held pursuant to plan and the address of its principal executive offices)

INDEX

The Corporation

Required Information: Page

The Corporation

United States Steel Corporation is a Delaware corporation. It has executive offices at 600 Grant Street, Pittsburgh, PA 15219-2800. The terms "Corporation," "Company" and "United States Steel" when used herein refer to United States Steel Corporation or United States Steel Corporation and subsidiaries as required by the context. The term "Plan" when used herein refers to United States Steel Corporation Savings Fund Plan For Salaried Employees.

pwc

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
United States Steel Corporation Savings
Fund Plan for Salaried Employees

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of United States Steel Corporation Savings Fund Plan for Salaried Employees (the "Plan") at December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i - Schedule of Assets (Held at End of Year) and Schedule H, line 4a - Schedule of Delinquent Participant Contributions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania
June 22, 2012

UNITED STATES STEEL CORPORATION SAVINGS FUND PLAN FOR SALARIED EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(In thousands)

	December 31, 2011	December 31, 2010
Assets		
Investments:		
Investments at fair value *(see Notes 11 and 13)*	$ 882,512	$ 911,127
Receivables:		
Notes receivable from participants	12,995	12,895
Investment sales	43	536
Other	-	-
Total assets	895,550	924,558
Net assets available for benefits at fair value	895,550	924,558
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(6,894)	(2,954)
Net assets available for benefits	$ 888,656	$ 921,604

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(In thousands)

	Year Ended December 31, 2011	Year Ended December 31, 2010
Additions		
Earnings on investments:		
Interest	$ 5,488	$ 6,097
Dividends	12,689	8,672
Net (depreciation)/appreciation in fair value of investments *(see Note 11)*	(77,725)	71,256
	(59,548)	86,025
Contributions:		
Received from:		
Employers	31,438	19,657
Participants (including rollovers)	40,230	33,484
Total additions	12,120	139,166
Deductions		
Benefit payments directly to participants or beneficiaries	82,838	91,952
Administrative expenses	117	122
Total deductions	82,955	92,074
Net (deductions)/additions	(70,835)	47,092
Net transfers to the plan *(see Note 4)*	37,887	271
Net assets available for benefits:		
Beginning of year	921,604	874,241
End of year	$ 888,656	$ 921,604

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010

1. ***Plan description*** – The following description provides general information regarding the United States Steel Corporation Savings Fund Plan for Salaried Employees (the Plan), a defined contribution plan which covers substantially all domestic non-union salaried employees of United States Steel Corporation (the Company) and designated Employing Companies, excluding employees with less than one full month of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants should refer to the Summary Plan Description and the Plan Text for a complete description of the Plan. These documents are available from the United States Steel and Carnegie Pension Fund (the Plan Administrator).

   a. ***Contributions*** - Eligible employees may save from 1 percent to 16 percent of base salary (35 percent if annual base salary in the immediately preceding year is equal to or less than the threshold amount for determining highly compensated employees for the year preceding the year in which savings occur) in half percent increments on a pre-tax basis, an after-tax basis or a combination of both. Other qualified plan limits include:

	2011	2010
Dollar Limit on IRC Sec. 401(k) pre-tax contributions	$ 16,500	$ 16,500
Dollar Limit on IRC Sec. 414(v) catch-up contributions	$ 5,500	$ 5,500
Maximum covered compensation[IRC 401(a)(17)]	$ 245,000	$ 245,000
Highly Compensated Employee Definition	$ 110,000	$ 110,000

Savings on the first six percent of base salary are matched by company contributions on a dollar-for-dollar basis; however, company contributions for the first two percent of base salary are available for matching only on pre-tax savings (waived after the annual pre-tax savings limit for the year is reached). Matching company contributions, which vest when a participant attains three years of continuous service, are initially invested in United States Steel Corporation common stock, whereas each participating employee has the option of having savings invested in full increments of 1 percent among twenty active investment options (as of December 31, 2011), which are listed in Note 11 (also, see Notes 3 and 9). All investments are participant directed. Due to adverse business conditions, matching company contributions to the Plan were previously suspended until June 1, 2010.

Effective June 30, 2011, as a result of the Board of Directors of Marathon Oil Corporation (MOC) approving a spin-off of its downstream operations to a new company, Marathon Petroleum Corporation (MPC), MOC distributed one share of MPC stock for every two shares of MOC stock. This transaction only affected employees who had existing shares of MOC stock in their Plan account. MPC stock was approved as a passive investment option in the Plan to hold shares of MPC spun-off by MOC. MOC common stock held in the Marathon Stock Fund and MPC common stock held in the Marathon Petroleum Stock Fund remain as options in the Plan but are closed to new investments. Participants are prohibited from purchasing additional shares of the Marathon Stock Fund and Marathon Petroleum Stock Fund, but continue to have the option to hold, sell, or withdraw their investment in the respective fund. Dividends from such shares continue to be reinvested in their respective fund shares.

Separate investment elections cannot be made with respect to pre-tax savings, after-tax savings, and catch-up contributions in the Plan. All contributions are deposited in the trust on a monthly basis (more frequently in the case of employee contributions for eligible employees paid on a more frequent basis). Monies deposited are reinvested by the Trustee in the investment options specified except that a portion of the assets in certain investments are held as interest-bearing cash to enable the processing of participant transfers on a daily basis.

Eligible employees under the Plan also participate in a non-contributory defined contribution Retirement Account maintained under the Plan if they are not accruing continuous service for benefit accrual purposes under the United States Steel Corporation defined benefit pension plan. With respect to the defined contribution Retirement Account component, the Company makes contributions, depending on age and base salary, to the employee's account on a monthly basis. Percentages are based upon the age of the participant as of the first day of the month and eligible salary at the time of the contribution, as noted below:

Age	Percentage of Monthly Base Salary
Less than 35	4.75%
35 to less than 40	6.00%
40 to less than 45	7.25%
45 and above	8.50%

Participants become fully vested in the value of the Retirement Account after attaining three years of continuous service.

b. ***Payment of benefits*** - Unmatched after-tax savings can be withdrawn at any time. Pre-tax savings and earnings thereon are available only for withdrawal at termination of employment or age 59½, except under certain financial hardship conditions. Vested company contributions and earnings are available for withdrawal, upon vesting, except that vested company contributions and a participant's matched after-tax savings cannot be withdrawn within 24 months after the contribution is made. A participant who terminates employment for any reason, and who, on the effective date of termination, had three or more years of continuous service, is entitled to receive his or her entire account balance, including all company contributions. A participant who terminates employment for any reason with less than three years of continuous service will forfeit nonvested company contributions unless termination is by reason of permanent layoff, total and permanent disability, or death.

c. ***Forfeited accounts*** - Any forfeited nonvested company contributions ($341,468 in 2011 and $762,923 in 2010), from either matching company contributions or Retirement Account contributions, are credited to the Company and applied to reduce any subsequent company contributions required under the Plan. In 2011 and 2010, company contributions were reduced by $263,537 and $973,873, respectively, from forfeited nonvested accounts.

d. ***Participant accounts*** - Under the investment transfer provisions, a participant can elect to transfer funds (including matching company contributions) between investments on a daily basis. Transfer requests made before the time that markets close on a day stock markets are open are processed after markets close that same day. All other transfer requests are processed after markets close on the next day that the stock markets are open. Transfers are permitted on a daily basis but may be subject to fund specific restrictions and limited by other pending transfers. Fund restrictions include short-term trading fees for four investment options:

   1) Fidelity Diversified International Fund charges a fee equal to 1% of the value sold when selling shares after holding them less than 30 days.
   2) Fidelity Low Priced Stock Fund charges a fee equal to 1.5% of the value sold when selling shares after holding them less than 90 days.
   3) Fidelity Real Estate Investment Portfolio charges a fee equal to 0.75% of the value sold when selling shares after holding them less than 90 days.
   4) T. Rowe Price Emerging Markets Stock Fund charges a fee equal to 2% of the value sold when selling shares after holding them less than 90 days.

   In addition, Fidelity has implemented an excessive trading policy in the mutual funds it offers under the Plan that also applies to certain non-Fidelity funds at the request of the applicable fund manager or plan sponsor. Effective July 1, 2012, ERISA section 408(b)(2) requires Fidelity to disclose to participants the following information: 1) a description of any compensation that will be charged directly against the amount invested in connection with the acquisition, sale, transfer of, or withdrawal from an investment; 2) a description of the annual operating expenses if the return is not fixed; and 3) a description of any ongoing expenses in addition to annual operating expenses. This communication must be provided no later than August 30, 2012.

   All or part of the taxable portion of a lump-sum distribution from the United States Steel Corporation qualified defined benefit retirement plans may be rolled over into a participant's account within 60 days following receipt of the distribution. Employees may also roll over assets from the qualified plans of an active employee's immediately preceding employer (or from a conduit IRA solely containing such assets and earnings). Rollovers into the Plan for 2011 and 2010 totaled $9.0 and $5.3 million, respectively.

e. ***Notes receivable from participants*** - The loan program enables participants to borrow up to 50 percent of the value of their vested account (other than the Retirement Account) subject to certain provisions. The maximum loan amount is $50,000 and the minimum loan amount is $500. Repayments of loans are made in level monthly installments over a period of not less than twelve months nor more than 60 months. A maximum of two loans can be outstanding at any one time. The interest rate on loans is the rate charged on fully secured loans by the USX Federal Credit Union plus one-half of one percent and remains fixed for the duration of the loan (4.25 percent to 10.25 percent in 2011 and 4.5 percent throughout 2010). The wide range of interest rates for 2011 was related to the direct plan transfer of loans from the Bellville Tube Company 401(k) Plan and Lone Star Technologies, Inc. Capital Accumulation and CAP-Plus Plan that were merged in to this Plan during 2011 (see Note 3). Prepayment of the entire outstanding loan can be made at any time without penalty. When payments are not timely received, the loan amount outstanding at that time becomes subject to taxation.

f. *Investment options* – The Plan offers the following twenty active investment options:

Federated U.S. Treasury Cash Reserves – Institutional Class– A money market mutual fund that seeks to provide income, consistent with preservation of capital and liquidity. The fund invests only in a portfolio of short-term U.S. Treasury securities that pay interest exempt from state personal income tax.

Fidelity Managed Income Portfolio II – Class 3 – A portfolio that seeks to preserve the principal investment while earning interest income. The portfolio invests primarily in fixed income securities, which may include, but are not limited to, U.S. Treasury and agency bonds, corporate bonds, mortgage-backed securities, commercial mortgage-backed securities, asset-backed securities and derivative instruments.

Fidelity Freedom Income Fund – A fund that seeks to provide high current income and some capital appreciation for those already in retirement. The fund allocates assets among underlying Fidelity funds according to a stable asset allocation strategy of approximately 14.6% in domestic equity funds, 5.4% in international equity funds, 35% in investment-grade fixed-income funds, 5% in high yield fixed-income funds, and 40% in short-term funds.

Vanguard Inflation-Protected Securities Fund – Institutional Shares – A bond mutual fund that seeks to provide investors inflation protection and income consistent with investment in inflation-indexed securities. The fund primarily invests in inflation-indexed bonds issued by the U. S. government, its agencies and instrumentalities, and corporations.

Spartan U.S. Bond Index Fund – Institutional Class - An income mutual fund that seeks to provide investment results that correspond to the total return of the bonds in the Barclays Capital Aggregate Bond Index. The fund normally invests at least 80% of its assets in bonds included in the Barclays Capital Aggregate Bond Index.

Fidelity Contrafund – A growth mutual fund that seeks to provide capital appreciation. The fund primarily invests in common stocks. The fund may invest in securities of domestic and foreign issuers whose value the fund's manager believes is not fully recognized by the public.

Vanguard Windsor II Fund – Admiral Class - A large value fund that seeks to provide long-term capital appreciation and income. The fund invests mainly in medium and large-sized companies whose stocks are considered by the fund's advisors to be undervalued.

Fidelity Low Priced Stock Fund - A growth mutual fund that seeks to provide capital appreciation. The fund normally invests at least 80% of its assets in low-priced stocks (at or below $35 per share) that can lead to investments in small and medium sized companies.

Spartan 500 Index - Institutional Class - An index mutual fund that seeks to provide investment results that correspond to the total return performance of common stocks publicly traded in the United States. The fund normally invests at least 80% of its assets in common stocks included in the S&P 500 Index.

Morgan Stanley Institutional Mid Cap Growth Portfolio - The Mid Cap Growth Portfolio is managed by Morgan Stanley Investments LP, a division of Morgan Stanley Dean Witter Investment Management. The fund invests primarily in growth-oriented equity securities of U.S. and non-U.S. mid-cap companies. It may invest up to 25% of net assets in securities of foreign issuers, including issuers located in emerging market countries or developing countries. The securities in which the fund may invest may be denominated in U.S. dollars or in currencies other than U.S. dollars.

Vanguard Explorer Fund – Admiral Class - A small growth fund that seeks to provide long-term capital appreciation. The fund invests mainly in the stocks of small companies. These companies tend to be unseasoned but are considered by the advisors to have superior growth potential. These companies often provide little or no dividend income.

Fidelity Diversified International Fund - A growth fund that invests internationally and seeks to provide capital growth. This fund normally invests primarily in foreign equity securities.

T. Rowe Price Emerging Markets Stock Fund - The Emerging Markets Stock Fund is managed by T. Rowe Price. The fund invests at least 80% of assets in emerging markets in Latin America, Asia, Europe, Africa, and the Middle East. It invests primarily in common stocks and may purchase the stocks of companies of any size.

Fidelity Real Estate Investment Portfolio - A growth and income mutual fund that seeks to provide above-average income and long-term capital growth. The fund normally invests 80% of its assets in domestic and foreign equity securities of companies principally engaged in the real estate industry.

Fidelity Freedom 2010 Fund - An asset allocation mutual fund that seeks to provide high total returns for those planning to retire around 2010. The fund allocates assets among underlying Fidelity funds according to an asset allocation strategy that becomes increasingly conservative until it reaches approximately 15% in domestic equity funds, 5% in international equity funds, 35% in investment-grade fixed-income funds, 5% in high yield fixed-income funds, and 40% in short-term funds (approximately 10 to 15 years after the year 2010). Ultimately, the fund will merge with the Freedom Income Fund.

Fidelity Freedom 2020 Fund - An asset allocation mutual fund that seeks to provide high total returns for those planning to retire around 2020. The fund allocates assets among underlying Fidelity funds according to an asset allocation strategy that becomes increasingly conservative until it reaches approximately 15% in domestic equity funds, 5% in international equity funds, 35% in investment-grade fixed-income funds, 5% in high yield fixed-income funds, and 40% in short-term funds (approximately 10 to 15 years after the year 2020). Ultimately, the fund will merge with the Freedom Income Fund.

Fidelity Freedom 2030 Fund - An asset allocation mutual fund that seeks to provide high total returns for those planning to retire around 2030. The fund allocates assets among underlying Fidelity funds according to an asset allocation strategy that becomes increasingly conservative until it reaches approximately 15% in domestic equity funds, 5% in international equity funds, 35% in investment-grade fixed-income funds, 5% in high yield fixed-income funds, and 40% in short-term funds (approximately 10 to 15 years after the year 2030). Ultimately, the fund will merge with the Freedom Income Fund.

Fidelity Freedom 2040 Fund - An asset allocation mutual fund that seeks to provide high total returns for those planning to retire around 2040. The fund allocates assets among underlying Fidelity funds according to an asset allocation strategy that becomes increasingly conservative until it reaches approximately 15% in domestic equity funds, 5% in international equity funds, 35% in investment-grade fixed-income funds, 5% in high yield fixed-income funds, and 40% in short-term funds (approximately 10 to 15 years after the year 2040). Ultimately, the fund will merge with the Freedom Income Fund.

Fidelity Freedom 2050 Fund - An asset allocation mutual fund that seeks to provide high total returns for those planning to retire around 2050. The fund allocates assets among underlying Fidelity funds according to an asset allocation strategy that becomes increasingly conservative until it reaches approximately 15% in domestic equity funds, 5% in international equity funds, 35% in investment-grade fixed-income funds, 5% in high yield fixed-income funds, and 40% in short-term funds (approximately 10 to 15 years after the year 2050). Ultimately, the fund will merge with the Freedom Income Fund.

United States Steel Corporation Stock Fund - Fidelity Investments acts as custodian, purchasing and selling agent. Dividends are reinvested into additional shares. Returns depend on the performance of United States Steel Corporation Common Stock.

2. ***Accounting policies*:**

a. ***Basis of accounting*** – Financial statements are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (US GAAP).

As described in Accounting Standards Codification (ASC) Topic 962-325, Plan Accounting – Defined Contribution Pension Plans – Investments – Other, investment contracts (including wrap contracts) held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by ASC Topic 962-325, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

b. ***Use of estimates*** – The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

c. ***Investment valuation*** – The Plan's investments are stated at fair value as defined by ASC Topic 820, Fair Value Measurement (see Note 13).

d. ***Net Appreciation/Depreciation*** – The Plan presents in the accompanying Statements of Changes in Net Assets Available for Benefits the net appreciation/depreciation in the fair value of its investments which consists of the net realized gains or losses and the net unrealized appreciation or depreciation on those investments.

e. ***Investment by the Trustee*** – Fidelity Management Trust Company (the Trustee) shall invest any monies received with respect to any investment option in the appropriate shares, units or other investments as soon as practicable; provided, however, that the Trustee as directed by the Plan Administrator shall maintain sufficient funds in interest-bearing cash in connection with each investment option to enable the processing of transactions on a daily basis. Purchases and sales of securities are recorded on a trade-date basis. Interest is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

f. ***Administrative expenses*** – The Plan is responsible for the payment of all costs and expenses incurred in administering the Plan, including the expenses of the Plan Administrator, the fees and expenses of the Trustee and other legal and administrative expenses. To cover these expenses, the Plan Administrator shall utilize the following sources in the priority listed: (1) fees received from any fund provider to reimburse the Plan Administrator for services provided by the Plan Administrator which would otherwise have been provided by the fund provider, (2) loan origination fees, (3) voluntary contributions from the Company and designated Employing Companies to cover cost of administration and (4) assessments against participants' individual accounts. There were no assessments against participants' accounts in either 2011 or 2010.

g. ***Payment of benefits*** – Benefits are recorded when paid.

h. ***Income recognition*** – Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

i. ***Recent Accounting Pronouncements*** – In December 2011, the Financial Accounting Standards Board (FASB) issued an amendment to ASC 820 regarding disclosures about offsetting assets and liabilities. This amendment requires enhanced disclosures that will enable users to evaluate the effect or potential effect of netting arrangements on an entity's financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments. The amendments are effective for fiscal years beginning on or after January 1, 2013. The Plan does not anticipate that the adoption of the amendment will have a material impact on its financial statements.

   In May 2011, the FASB issued an amendment to ASC 820 associated with fair value measurement and related disclosures. While the amendment is not expected to significantly affect current practice, it clarifies the FASB's intent about the application of existing fair value measurement requirements and requires the disclosure of additional quantitative information surrounding fair value measurements. The amendment is effective for the Plan on January 1, 2012. The Plan does not anticipate that the adoption of the amendment will have a material impact on its financial statements.

   In September 2010, the FASB approved a consensus of its Emerging Issues Task Force (EITF) that loans to participants by defined contribution plans be classified as receivables. The consensus also provides that participant loans are exempt from the disclosure requirements about fair value in paragraphs 825-10-50-10 through 50-16 of the Codification related to financial instruments. Plans should apply the classification guidance retrospectively to all prior periods presented. The amendment is effective for years ending after December 15, 2010. The Plan has adopted this guidance.

   In January 2010, the FASB issued Accounting Standards Update No. 2010-06, "Improving Disclosures about Fair Value Measurements," which changes certain disclosure requirements for fair value measurements. Specifically, the changes require a reporting entity to disclose separately the amounts of significant transfers in and out of level 1 and level 2 fair value measurements and describe the reasons for the transfers. The changes also clarify existing disclosure requirements related to how assets and liabilities should be grouped by class and valuation techniques used for recurring and nonrecurring fair value measurements. In addition, the changes require a reporting entity to disclose, in the reconciliation of fair value measurements using significant unobservable inputs (level 3), separate information about purchases, sales, issuances, and settlements (that is, on an individual basis rather than as one net number). The Plan adopted the guidance in 2010 and there was no material impact on the Plan's financial statements.

j. ***Subsequent Events*** – The plan has evaluated subsequent events through the date on which the financial statements are issued.

3. ***Plan amendments*** – Effective November 30, 2011, an amended and restated Summary Plan Description and Plan text was adopted, reflecting legal requirements under federal income tax law and ERISA, plan administration matters, and previously adopted amendments.

   Effective September 1, 2011, the Plan was amended to a) authorize the merger of the Bellville Tube Company 401(k) Plan and Lone Star Technologies, Inc. Capital Accumulation and CAP-Plus Plan into the Plan; b) authorize the Plan to accept direct plan transfers from those plans, including loans; and c) adopt other provisions related to the merger including an expansion of withdrawal rights for alternate payees under qualified domestic relations orders and changes to loan rules (including preservation of transferred home loan repayment schedules).

   Effective as of the close of business on July 13, 2011, the Plan was amended to add a new investment option, add three new investment options resulting from share class changes, remove five investment options, and approve the required transfer of assets resulting from such removal.

   Effective June 30, 2011, MPC stock was approved as a passive investment option to hold shares of MPC spun-off by MOC (see Note 1a).

Effective May 1, 2011 (except as noted), the Plan was amended to designate as eligible for coverage non-union employees of USSTP's McKeesport Tubular Operations (including recognition of prior Camp Hill Corporation service for vesting and eligibility in certain circumstances).

Effective January 27, 2011, the Plan was amended to clarify language regarding the application of unvested company matching contributions and Retirement Account contributions that are forfeited by participants who terminate employment prior to attaining the required service for vesting.

Effective January 1, 2011 and until September 30, 2014, the Plan was amended to designate as eligible to participate U. S. Steel Tubular Products, Inc. employees represented by International Union, Security, Police and Fire Professionals of America and its Local Union No. 258; however, such employees are not eligible for the Retirement Account.

The Plan was amended to adopt provisions from the Worker, Retiree, and Employer Recovery Act of 2008 relating to the waiver of required minimum distributions (and the direct rollover provisions) for the 2009 plan year.

Effective June 1, 2010, the Plan was amended to restore company matching contributions and establish a flat 6% maximum company match for all eligible participants.

Effective January 29, 2010, the Vanguard Inflation-Protected Securities Fund – Admiral Class was added to the Plan and the Group Interest fund investment option was transitioned to Fidelity's Managed Income Portfolio II – Class 3. Effective January 22, 2010, the Plan was amended to reflect that the Spartan U.S. Equity Index Fund changed its name to Spartan 500 Index -Advantage Class.

4. ***Transfers to the plan*** – Net transfers to the plan total $37.2 million in 2011 and $0.3 million in 2010. In 2011, the transfers were primarily related to the merger of the Bellville Tube Company 401(k) Plan and Lone Star Technologies, Inc. Capital Accumulation and CAP-Plus Plan into the Plan (see Note 3). In 2010, the transfers were primarily related to voluntary direct plan transfers from the USS 401(k) Plan for USW-Represented Employees for employees who transferred from union positions to eligible non-represented positions.

5. ***Employer-related investments*** – Purchases and sales of Company common stock in accordance with provisions of the Plan are permitted under ERISA.

6. ***Tax status*** – The IRS has determined and informed the Plan Administrator and Trustee by letter dated February 23, 2011 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended subsequent to the receipt of the determination letter. The Plan Administrator and Tax Counsel for the Plan believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

   US GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011 and 2010, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. There are currently no active audits in progress for any tax periods.

7. ***Plan termination*** – The Plan Sponsor (United States Steel Corporation and affiliated companies) believes the existence of the Plan is in the best interest of its employees and, although it has no intention of discontinuing it, the Plan Sponsor has the right under the Plan to terminate the Plan in whole or in part at any time for any reason. However, in the event of Plan termination, participants would become 100% vested in their employer contributions and the net value of the assets of the Plan shall be allocated among the participants and beneficiaries of the Plan in compliance with ERISA.

8. ***Risks and uncertainties*** – Investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with these investments and the level of uncertainty related to changes in the value of these investments, it is possible that changes in the near term could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

9. ***Managed Income Portfolio II – Class 3*** – The Managed Income Portfolio II – Class 3 (MIP II) investment option calculates its net asset value per unit as of the close of business of the New York Stock Exchange. Investments in wrap contracts are fair valued using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio of securities. Underlying debt securities for which quotations are readily available are valued at their most recent bid prices in the principal market in which such securities are normally traded. MIP II consists of 5 wrap contracts, which calls for the application of ASC 962-325 for valuation purposes. MIP II is classified as a common collective trust and a Level 2 asset since the fair value evaluation uses a discounting method to value the wrap contract investments.

As described in Note 2a, because the wrap contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the wrap contracts. Contract value, as reported to the Plan by the wrap contract issuers, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

The Company is not aware of any events that would limit the Plan's ability to transact at contract value with the issuer. Average yields on the wrap contracts:

	2011	2010
Based on actual earnings	1.11%	1.60%
Based on interest rate credited to participants	1.97%	2.04%

10. ***Related Party Transactions*** – Certain investments of the Plan are mutual funds and common collective trusts managed by the Trustee. Therefore, these transactions qualify as party-in-interest transactions. The Trustee collects management fees by offsetting the investment return in an amount as noted by the investment's expense ratio. Therefore, the Plan is not directly billed for these fees.

One investment fund option available to participants is Company common stock. As a result, transactions related to this investment fund qualify as party-in-interest transactions (see Note 5). Dividends received for 2011 and 2010 were $0.4 million and $0.3 million, respectively. Purchases and sales for 2011 were $60.4 million and $27.3 million, respectively, and purchases and sales for 2010 were $60.1 million and $50.6 million, respectively.

11. ***Investments*** – The following presents investments that represent 5 percent or more of the Plan's net assets as of December 31, 2011 and 2010 (dollars in thousands):

	December 31,			
	2011		2010	
	$	Shares	$	Shares
Fidelity Managed Income Portfolio II - Class 3	283,744	283,743,716	299,187	296,232,630
Spartan 500 Index - Institutional Class	104,327	2,344,431	*	*
United States Steel Corporation - Common Stock	73,831	1,036,529	103,849	1,777,613
Morgan Stanley Institutional Mid Cap Growth Portfolio	59,483	1,806,888	66,962	1,792,834
Spartan U.S. Bond Index Fund - Institutional Class	53,037	4,502,273	*	*
Fidelity U.S. Bond Index Fund	*	*	47,098	4,156,930
Spartan 500 Index - Advantage Class	*	*	82,967	1,865,266
T. Rowe Price Emerging Markets Stock Fund	*	*	55,019	1,559,484
* Does not represent > 5% for the year referenced				

NOTES TO FINANCIAL STATEMENTS (continued)
December 31, 2011 and 2010

During 2011 and 2010, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows (dollars in thousands as determined by quoted market price):

	Year Ended December 31,	
Investment Option Accounts	2011	2010
Marathon Stock Fund	$ 15,038	$ 6,790
Spartan U.S. Equity Index Fund	4,094	9,334
Fidelity Real Estate Investment Fund	1,257	3,420
Fidelity U.S. Bond Index Fund	967	996
Fidelity Growth & Income Fund	916	3,441
Spartan U.S. Bond Index Fund - Institutional Class	847	-
Vanguard Windsor II Fund - Admiral Class	326	1,460
Vanguard Inflation Protection - Admiral Class	300	59
Legg Mason Value Trust	257	1,325
Vanguard Inflation Protection - Institutional Class	218	-
Fidelity Low Priced Stock Fund	(47)	0
Fidelity Freedom Income Fund	(52)	270
Fidelity Freedom 2010 Fund	(350)	877
Vanguard Explorer Fund - Admiral Class	(454)	3,142
Fidelity Freedom 2050 Fund	(481)	390
Fidelity Freedom 2040 Fund	(721)	682
Fidelity Freedom 2020 Fund	(873)	1,165
Fidelity Freedom 2030 Fund	(1,015)	1,091
Fidelity Contrafund	(1,143)	1,752
Marathon Petroleum Stock Fund	(4,943)	-
Spartan 500 Index - Institutional Class	(5,130)	-
Fidelity Diversified International Fund	(6,219)	2,682
Morgan Stanley Institutional Mid-Cap Growth Portfolio - Class I Fund	(7,712)	15,910
T. Rowe Price Emerging Markets Stock Fund	(9,650)	7,560
United States Steel Corporation Common Stock Fund	(63,155)	8,910
Total (Depreciation)/Appreciation	$ (77,725)	$ 71,256

12. ***Reconciliation of Financial Statements to 5500*** – The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2011 and 2010 to Form 5500 (dollars in thousands):

	2011	2010
Net assets available for benefits per the financial statements	$ 888,656	$ 921,604
Less: Amounts allocated to deemed distributions or benefit payments	-	892
Net assets available for benefits per the Form 5500	$ 888,656	$ 920,712

The following is a reconciliation of benefits and distributions paid to participants per the financial statements for the year ended December 31, 2011 to Form 5500 (dollars in thousands):

Benefits payments directly to participants or beneficiaries per the financial statements	$ 82,838
Add: Amounts allocated to deemed distributions at 12/31/11	-
Less: Amounts allocated to benefit payments at 12/31/10	892
Benefits and distributions paid to participants per Form 5500	$ 81,946

Amounts allocated to participants with loans in default are recorded on the Form 5500 as benefits deemed distributed under the Internal Revenue Code but not for financial statement purposes at December 31, 2010, and amounts allocated to participants are recorded on the Form 5500 for benefit claims processed and approved for payment prior to December 31, 2010, but not paid as of that date. Beginning in 2011, for defaulted loans, the participant loan balance has been reduced and a benefit payment recorded for both Form 5500 and financial statement purposes.

13. ***Fair Value Measurement*** –ASC Topic 820 establishes a single definition of fair value, creates a three-tier hierarchy as a framework for measuring fair value based on inputs used to value the Plan's investments, and requires additional disclosure about fair value. The hierarchy of inputs is summarized below.

- Level 1 – quoted prices in active markets for identical investments
- Level 2 – other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risk, etc.)
- Level 3 – significant unobservable inputs (including the Plan's own assumptions in determining the fair value of investments)

The Plan's assets are classified as follows:

Level 1	Level 2
Interest-bearing cash	Common Collective Trust
Common stock	
Mutual Funds	

An instrument's level is based on the lowest level of any input that is significant to the fair value measurement. Interest-bearing cash is an investment in a short-term money market fund that is valued at $1 per share, which approximates fair value. Common stock is valued at the closing price reported on the active market on which the individual securities are traded. Mutual funds are valued at the net asset value (NAV) of shares held by the plan at year end. The Common Collective Trust is valued at net asset value based on the market value of the underlying investments as priced by an external source.

The preceding valuation methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTES TO FINANCIAL STATEMENTS (continued)
December 31, 2011 and 2010

The following is a summary of the Plan's assets carried at fair value:

	Investments at Fair Value at December 31, 2011 ($ in thousands)		
Asset Classes	Total	Quoted Prices (Level 1)	Other Significant Observable Inputs (Level 2)
Interest-bearing cash	$ 8,804	$ 8,804	$ -
Common stock	121,414	121,414	-
Mutual Funds:			
Life cycle funds	65,020	65,020	-
Bond index fund	53,037	53,037	-
Large value fund	25,000	25,000	-
Large blend fund	104,327	104,327	-
Large growth fund	41,023	41,023	-
Mid growth fund	59,483	59,483	-
Mid blend fund	1,037	1,037	-
Small growth fund	17,293	17,293	-
Inflation-protected fund	10,093	10,093	-
International fund	35,168	35,168	-
Emerging markets fund	39,040	39,040	
Specialty fund	18,029	18,029	-
Total Mutual Funds	468,550	468,550	-
Common Collective Trust	283,744	-	283,744
Investments at fair value	$ 882,512	$ 598,768	$ 283,744

NOTES TO FINANCIAL STATEMENTS (continued)
December 31, 2011 and 2010

Asset Classes	Total	Quoted Prices (Level 1)	Other Significant Observable Inputs (Level 2)
	Investments at Fair Value at December 31, 2010 ($ in thousands)		
Interest-bearing cash	$ 3,280	$ 3,280	$ -
Common stock	145,426	145,426	-
Mutual Funds:			
Life cycle funds	53,179	53,179	-
Bond index fund	47,098	47,098	-
Large value fund	19,330	19,330	-
Large blend funds	128,823	128,823	-
Large growth funds	15,079	15,079	-
Mid growth fund	66,962	66,962	-
Small growth fund	16,125	16,125	-
International fund	39,852	39,852	-
Inflation-protected fund	4,659	4,659	-
Emerging markets fund	55,019	55,019	-
Specialty fund	17,108	17,108	-
Total Mutual Funds	463,234	463,234	-
Common Collective Trust	299,187	-	299,187
Investments at fair value	$ 911,127	$ 611,940	$ 299,187

There were no Level 3 assets at December 31, 2011 or December 31, 2010.

14. ***Prohibited Transaction*** – During 2011, a Plan participant exceeded the $50,000 threshold for plan loans under the Plan. The Plan has completed the necessary documentation and submitted the necessary fees under the Voluntary Correction Program. In addition, the Plan Administrator failed to remit to the Plan's Trustee a certain employee contribution totaling $1,701. The Plan Sponsor made a contribution to the affected participant's Plan account to compensate the participant for potential lost income due to the delay. Management believes these transactions are immaterial to the financial statements taken as a whole.

UNITED STATES STEEL CORPORATION SAVINGS FUND PLAN FOR SALARIED EMPLOYEES
EIN 25-1897152/ PN 003

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions
December 31, 2011

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
$1,701.30	$1,701
Total Nonexempt Prohibited Transactions	$1,701

UNITED STATES STEEL CORPORATION SAVINGS FUND PLAN FOR SALARIED EMPLOYEES
EIN 25-1897152/ PN 003

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2011

(a)	(b) Identity of Issuer/Fund Name	(c) Description of Investment	(e) Current Value
*	United States Steel Corporation Stock Fund	Employer-related security	73,829,806
*	United States Steel Corporation Stock Fund - Stock Purchase Account	Employer-related security	1,006
*	Marathon Oil Corporation Stock Fund	Corporate stock - common	30,339,203
*	Marathon Oil Corporation Stock Fund - Stock Purchase Account	Corporate stock - common	1,216
*	Marathon Petroleum Corporation Stock Fund	Corporate stock - common	17,241,614
*	Marathon Petroleum Corporation Stock Fund - Stock Purchase Account	Corporate stock - common	1,304
*	Fidelity Diversified International Fund	Mutual fund	35,168,009
*	Fidelity Freedom Income Fund	Mutual fund	8,607,377
*	Fidelity Freedom 2010 Fund	Mutual fund	9,517,970
*	Fidelity Freedom 2020 Fund	Mutual fund	18,272,238
*	Fidelity Freedom 2030 Fund	Mutual fund	14,485,414
*	Fidelity Freedom 2040 Fund	Mutual fund	8,776,938
*	Fidelity Freedom 2050 Fund	Mutual fund	5,360,589
*	Fidelity Real Estate Investment Portfolio	Mutual fund	18,028,668
*	Fidelity Contrafund	Mutual fund	41,022,922
*	Fidelity Low Priced Stock Fund	Mutual fund	1,036,694
*	Spartan U.S. Bond Index Fund - Institutional Class	Mutual fund	53,036,778
*	Spartan 500 Index - Institutional Class	Mutual fund	104,327,171
	Morgan Stanley Institutional Mid Cap Growth Portfolio	Mutual fund	59,482,738
	T. Rowe Price Emerging Markets Stock Fund	Mutual fund	39,039,612
	Vanguard Inflation-Protected Securities Fund - Institutional Class	Mutual fund	10,093,257
	Vanguard Windsor II Fund - Admiral Class	Mutual fund	25,000,127
	Vanguard Explorer Fund - Admiral Class	Mutual fund	17,293,021
*	Fidelity Managed Income Porfolio II - Class 3	Common/Collective Trust	276,849,689
	Federated U. S. Treasury Cash Reserves - Institutional Class	Interest-bearing cash	8,804,611
*	Participant Loans	Maturity dates of 0 - 5 years with interest rates ranging from 4.25% to 10.25%, Maturity Value 14,510,926	12,995,445
	Total Investments at 12/31/11		888,613,417

* Party-in-interest for which a statutory exemption exists.

All investments are participant directed.

The information in this schedule has been certified as to its completeness and accuracy by the Trustee.

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the USS Savings Fund Plan For Salaried Employees has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, Commonwealth of Pennsylvania, on June 22, 2012.

UNITED STATES STEEL AND CARNEGIE PENSION FUND, AS PLAN ADMINISTRATOR

By: /s/ Roberta J. Cox
Roberta J. Cox,
Comptroller & Assistant Secretary

pwc

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-151440) of United States Steel Corporation of our report dated June 22, 2012 relating to the financial statements of United States Steel Corporation Savings Fund Plan for Salaried Employees, which appears in this Form 11-K.

PricewaterhouseCoopers LLP
Pittsburgh, Pennsylvania
June 22, 2012

PricewaterhouseCoopers LLP, 600 Grant Street, Pittsburgh, PA 15219
T: (412) 355 6000, F: (412) 355 8089, www.pwc.com/us